                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-86444                                                             December 31, 2001
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2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio 43219
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

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
AmSouth Variable Insurance Funds

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that AmSouth Variable Insurance Funds, comprised of AmSouth Select Equity Variable Annuity Fund, AmSouth Equity Income Variable Annuity Fund, AmSouth Variable Large Cap Fund, AmSouth Variable Mid Cap Fund, AmSouth Variable Enhanced Market Fund and AmSouth Variable Annuity Capital Growth Fund (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of December 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from April 30, 2001 (the date of our last examination) through December 31, 2001, except for AmSouth Variable Annuity Capital Growth Fund as to which the period is from July 31, 2001 (the date of our last examination) through December 31, 2001:

- Confirmation of all securities and similar investments held by institutions in book entry form with The Bank of New York and The Depository Funds Company;

- Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and the Custodian;

- Agreement of one security and/or investment purchase per fund and one security and/or investment sales or maturities per fund since our last examination from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that AmSouth Variable Insurance Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of the board of trustees and management of AmSouth Variable Insurance Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                  /s/ Ernst & Young LLP
                                                  ---------------------
                                                  Ernst & Young LLP


Columbus, Ohio
February 15, 2002

      REPORT OF MANAGEMENT ON COMPLIANCE WITH RULES 17f-2 OF THE INVESTMENT
                              COMPANY ACT OF 1940

February 15, 2002

We, as members of management of AmSouth Variable Insurance Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2001, and from April 30, 2001 (the date of the last examination) through December 31, 2001, except for AmSouth Variable Annuity Capital Growth Fund as to which the period is from July 31, 2001 (the date of the last examination) through December 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2001, and from the date of the last examination through December 31, 2001 with respect to securities and similar investments reflected in the investment accounts of the Funds.



/s/ Walter B. Grimm
--------------------------------
Walter B. Grimm
President



/s/ Charles L. Booth
--------------------------------
Charles L. Booth
Vice President



/s/ Nimish Bhatt
--------------------------------
Nimish Bhatt
Principal Financial and Accounting Officer
Comptroller